[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

Via EDGAR and Overnight Delivery

April 29, 2015

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

                 Scott Anderegg

Re:	Barnes & Noble Education, Inc.

    Registration Statement on Form S-1

    Filed February 26, 2015

    File No. 333-202298

Dear Madam and Sir:

We refer to the letter dated March 27, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Barnes & Noble Education, Inc., a Delaware corporation (the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to the Company’s Registration Statement on Form S-1, File No. 333-202298, filed on February 26, 2015 (the “Registration Statement”). We have set forth the Company’s responses below and are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) simultaneously with this letter.

The changes reflected in Amendment No. 1 include, as applicable, those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate further the Staff’s review of Amendment No. 1, the Company is supplementally providing with this letter four copies of marked pages that indicate changes from the Registration Statement as filed on February 26, 2015.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

General

1.	Please file all required exhibits, such as your legal opinion and tax opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective. In this regard, we note that you have not included tax opinions in your exhibit index, however, we believe that these exhibits are required.

Response: The Company intends to timely file all required exhibits so that the Staff may review them before the Company requests that the Registration Statement become effective.

2.	To the extent comments issued in our review of Barnes & Noble, Inc.’s registration statement on Form S-3 and its annual report on Form 10-K also apply to this registration statement, please revise accordingly. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all issues concerning Barnes & Noble, Inc.’s Form 10-K and Form S-3.

Response: The Company believes the Registration Statement reflects all applicable comments issued by the Staff in its review of Barnes & Noble, Inc.’s (“B&N”) registration statement on Form S-3, filed December 23, 2014 (the “Form S-3”) and B&N’s annual report on Form 10-K filed June 27, 2014 (the “Form 10-K”). The Company acknowledges that the Commission will not be in a position to consider a request for acceleration of effectiveness of the Registration Statement until B&N and the Staff have resolved all issues concerning the Form S-3 and the Form 10-K.

In an appropriate place in your prospectus, please explain the mechanism by which the holders of Barnes & Noble’s Senior Convertible Redeemable Series J Preferred Stock will be given the option to exchange such security for your Mirror Preferred Stock.

Response: The Company has revised the disclosure on Page 92 of Amendment No. 1 to address the Staff’s comment.

Cautionary Statement Concerning Forward-Looking Statements, page 22

3.	Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act. The statutory safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D).

Response: As requested, the Company has removed the references to Section 27A of the Securities Act and Section 21E of the Exchange Act on page 22 of Amendment No. 1.

The Spin-off

4.	Please expand your disclosure to briefly explain how the financial terms of the spin-off were determined, including the ratio you will utilize.

Response: The Board of Directors of B&N has not yet determined the distribution ratio or other financial terms of the distribution (the “Spin-Off”) by B&N to its stockholders of all the common stock of the Company. The Company will include the requested disclosure in a future amendment to the Registration Statement once the distribution ratio and other financial terms of the Spin-Off have been determined by the Board of Directors of B&N.

5.	In an appropriate place in this section, please elaborate upon the solvency opinion that Barnes & Noble shall receive regarding the effect of the Spin-off.

Response: The solvency analysis regarding the effect of the Spin-Off is still in its preliminary stages. The Company will provide additional detail on the solvency opinion to be delivered to the Board of Directors of B&N in a future amendment to the Registration Statement once the solvency analysis is further developed.

Results of the Spin-Off, page 26

6.	Please expand your disclosure to describe the material assets and liabilities that will be transferred to you.

Response: Based on the work undertaken to date, the Company has not identified any assets and liabilities that are material to the Company and its subsidiaries that will be transferred to the Company. The Company already possesses the material assets and liabilities involved in its business.

Financing Arrangements, page 47

7.	We note your indication that you are currently a borrower and a co-guarantor of all amounts owing under the B&N Credit Facility. Please state whether you will continue to be an obligor under that facility after the spin-off and quantify those obligations.

Response: The Company has revised the disclosure on Page 48 of Amendment No. 1 to state that prior to or concurrently with the completion of the Spin-Off, the Company will be released from all obligations under B&N’s credit facility, both as a borrower and as a co-guarantor.

Business Overview, page 54

8.	As appropriate, please elaborate upon your prospective plans for the business. While we note your discussion of “Strategies” on page 56, it is not clear to us, for example, how many additional stores you plan to open or close and to what extent new store openings are relatively more important to your continued growth. As another example, you mention the launch of Yuzu, however, it is not clear how this platform will help you grow digital sales.

Response: The Company has revised the disclosure on pages 5, 6 and 57 of Amendment No. 1 to address the Staff’s comment.

Potential Payments Upon Termination or Change of Control, page 83

9.	Please disclose whether the spin-off will be considered a change in control under any executive’s employment agreement. If it is a trigger under an employment agreement, please disclose that an appropriate place in your prospectus.

Response: The Company does not currently expect that the Spin-Off will be considered a change of control under the employment agreement of any executive of the Company or B&N. Should the Company conclude at a later date that, due to changed facts and circumstances or otherwise, the Spin-Off would be considered a change of control under such employment agreements, the Company will update the disclosure in the Registration Statement in a subsequent amendment.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company requests acceleration of the effective date of the pending registration statement, the undersigned hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact to contact me at (212) 474-1336 or kheinzelman@cravath.com or Bradley A. Feuer at (212) 633-3245 or bfeuer@bn.com.

Sincerely,

/s/ Kris F. Heinzelman

Kris F. Heinzelman

Copy with enclosures to:

Max J. Roberts

Chief Executive Officer

Barnes & Noble Education, Inc.

120 Mountain View Blvd

Basking Ridge, NJ 07920

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